Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (No. 333-230407) on Form S-8 of The Walt Disney Company of our report dated June 22, 2023, relating to the statements of net assets available for benefits of the Disney Savings and Investment Plan as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related supplemental information as of December 31, 2022, appearing in this Annual Report on Form 11-K of Disney Savings and Investment Plan for the year ended December 31, 2022.

/s/ Moss Adams LLP
Los Angeles, California
June 22, 2023